Beacon Enterprise Solutions Group, Inc.
124 North First Street
Louisville, KY 40202

October 6, 2008

PC Universe, Inc.
504 NW 77th Street
Boca Raton, FL 33487

     Re: Letter of Intent – Asset Purchase

Gentlemen:

The purpose of this Letter of Intent (this "Letter") is to set forth certain nonbinding understandings and certain binding agreements between Beacon Enterprise Solutions Group, Inc., a Nevada corporation ("BEAC"), and PC Universe, Inc., a Nevada corporation ("Seller"), with respect to the acquisition of all of the business assets set forth on Schedule A and all other assets related to the operation of the business except those specifically listed on Schedule B and certain liabilities (listed on Schedule C) of Seller by BEAC on the terms and conditions set forth below.

PART ONE -- NONBINDING PROVISIONS.

     The following numbered paragraphs of this Letter (collectively, the "Nonbinding Provisions") reflect our mutual understanding of the matters described in them, but each party acknowledges that the Nonbinding Provisions are not intended to create or constitute any legally binding obligation between SELLER and BEAC, and neither SELLER nor BEAC shall have any liability to the other party with respect to the Nonbinding Provisions until a fully integrated, definitive agreement (the "Definitive Agreement"), and other related documents, are prepared, authorized, executed and delivered by and between the parties. If the Definitive Agreement is not prepared, authorized, executed or delivered for any reason, neither party to this Letter shall have any liability to the other party to this Letter based upon, arising from, or relating to the Nonbinding Provisions.

1.	Basic Transaction.

Purchase Price: $3,000,000

Purchase price to be paid via the issuance of registered shares of BEAC common stock (the “Shares”). The Shares shall be priced at the average ten (10) day closing price of BEAC common stock, but not greater than $1.25 per share or less than $0.95 per share. Purchase price shall be based upon a mutually agreeable annualized revenue level and any adjustments thereto shall be made based upon a mutually agreeable formula.

Letter of Intent

Purchase Price Adjustment:

No later than five (5) business days prior to closing, Seller shall deliver to BEAC the Net Tangible Assets Estimate. For purposes hereof, Net Tangible Assets is defined as (i) the sum of accounts receivable (amount to automatically include all A/R under 90 days, with balance of A/R over 90 days subject to review on a case-by-case basis and included by mutual consent only), cash, prepaid expenses/deposits, other receivables, other current assets and tangible fixed assets minus (ii) the sum of checks written in excess of cash, accounts payable, accrued payroll and related benefits, accrued expenses, other current liabilities and all long term liabilities. The foregoing calculation is known as the Net Tangible Assets Estimate. The Net Tangible Asset target is $100,000.00 (the “Net Tangible Assets Target”). The purchase price will be adjusted upwards or downwards depending upon whether the Net Tangible Assets Estimate exceeds or falls short of the Net Tangible Assets Target. In the event that the Net Tangible Assets Estimate exceeds the Net Tangible Assets Target, this amount will be added to purchase price and paid via the issuance of additional Shares (as A/R is collected) no later than forty-five (45) days post-closing once a true up of collected accounts receivable can be determined. Should the Net Tangible Assets Estimate fall short of the Net Tangible Assets Target, this amount will be reduced from the purchase price.

     The current Co-CEO’s of Seller shall be offered employment contracts with BEAC, similar in compensation (salary and incentive compensation) and terms as similar positions within BEAC. Certain other key employees of Seller will also be offered employment contracts with BEAC. In no event shall Seller’s employees receive less than 30 days notice of separation.

     The parties will use their reasonable best efforts to accomplish the closing of the proposed transaction before December 31, 2008 (the "Closing"). If the Closing does not occur by December 31, 2008, this agreement may only be extended by written mutual consent.

     2. Due Diligence. The parties will promptly commence their due diligence investigation of the prospects, business, assets, contracts, rights, liabilities and obligations of the other, including financial, marketing, employee, legal, regulatory and environmental matters. The Buyer shall complete its due diligence no later than forty five (45) days from the execution of this Letter.

3. Proposed Form of Agreement. SELLER and BEAC intend promptly to begin negotiating to reach a written Definitive Agreement, subject to the approval of SELLER's Board of Directors and BEAC's Board of Directors, containing comprehensive representations, warranties, indemnities, conditions and agreements by SELLER and

Letter of Intent

BEAC. Notwithstanding anything to the contrary herein, if a Definitive Agreement is not executed within sixty (60) days from the execution of this Letter, either party may terminate this Letter of Intent without any further liability to the other party.

     4. Conditions to Proposed Transaction. The parties do not intend to be bound to the Nonbinding Provisions or any provisions covering the same subject matter until the execution and delivery of the Definitive Agreement, which, if successfully negotiated, would provide that the proposed transaction would be subject to customary terms and conditions, and include, without limitation, the following:

     a. simultaneous with the closing, BEAC shall have secured acquisition specific debt or equity funding in an amount satisfactory to BEAC and PCUV, but no less than $2,000,000;

     b. the transaction shall have been approved by the requisite vote of the directors and stockholders of SELLER and BEAC in accordance with applicable general corporation law and the respective Certificates or Articles of Incorporation, By-Laws and, if necessary, each party’s Stockholders' Agreement;

     c. receipt of all necessary consents and approvals of governmental bodies, lenders, lessors and other third parties as necessary;

     d. absence of any material adverse change in SELLER's business, financial condition, prospects, assets or operations since the date of this Letter;

     e. delivery of customary legal opinions, closing certificates and other documentation;

     f. filing of an S-4 Registration Statement with the Securities and Exchange Commission in order to allow distribution of Shares to be delivered directly to the shareholders of Seller; and

     g. resolution of the IBM credit line in a manner acceptable to both parties.

PART TWO -- BINDING PROVISIONS.

     Upon execution of this Letter or counterparts hereof, the following lettered paragraphs of this Letter (collectively, the "Binding Provisions") will constitute the legally binding and enforceable agreements of SELLER and BEAC (in recognition of the significant costs to be borne by SELLER and BEAC in pursuing this proposed transaction and further in consideration of their mutual undertakings as to the matters described herein).

Letter of Intent

     A. Nonbinding Provisions Not Enforceable. The Nonbinding Provisions do not create or constitute any legally binding obligations between SELLER and BEAC and neither SELLER nor BEAC shall have any liability to the other party with respect to matters which are the subject of the Nonbinding Provisions until the Definitive Agreement, if one is successfully negotiated, is executed and delivered by and between the parties. If the Definitive Agreement is not prepared, authorized, executed or delivered for any reason, no party to this Letter shall have any liability to the other party to this Letter based upon, arising from, or relating to the Nonbinding Provisions.

     B. Definitive Agreement. BEAC and legal counsel to BEAC shall be responsible for preparing the initial draft of the Definitive Agreement.

     C. Access. BEAC and SELLER shall provide to each other complete access to their respective facilities, books and records and each of them shall cause their directors, employees, accountants and other agents and representatives (collectively, "Representatives") to cooperate fully with one another and their respective Representatives in connection with each party's due diligence investigation of the other's assets, contracts, liabilities, operations, records and other aspects of their respective business (as described in Paragraph 2 of the Nonbinding Provisions). Neither party shall be under any obligation to continue with its due diligence investigation or negotiations regarding the Definitive Agreement if, at any time, the results of its due diligence investigation are not satisfactory to such party for any reason in its sole discretion.

     D. Conduct of Business. Until the Definitive Agreement has been duly executed and delivered by the parties or the Binding Provisions have been terminated pursuant to Paragraph J below, SELLER shall conduct its business only in the ordinary course, and SELLER shall not engage in any extraordinary transactions without BEAC’s prior consent, including:

     (i) disposing of any assets (or entering into any contracts to do so), except in the ordinary course of business or in other circumstances mutually agreed upon by the parties;

     (ii) materially increasing the annual level of compensation of any employee or granting any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant, except in amounts in keeping with past practices by formulas or otherwise;

     (iii) increasing, terminating, amending or otherwise modifying any plan for the benefit of employees;

     E. Disclosure. Except as and to the extent required by law, without the prior written consent of the other party, neither SELLER nor BEAC shall, and each shall direct its Representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of

Letter of Intent

discussions regarding a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction proposed in this Letter.

     F. Confidentiality. Except as and to the extent required by law, neither SELLER nor BEAC shall disclose or use, and each of them shall cause their respective Representatives not to disclose or use, any Confidential Information (as defined below) with respect to the other party furnished, or to be furnished, by either the other party or their respective Representatives in connection herewith at any time or in any manner other than in connection with its evaluation of the transaction proposed in this Letter. For purposes of this Paragraph, "Confidential Information" means any information about the other stamped "confidential" or identified in writing as such by any party; provided that it does not include information which SELLER or BEAC (as the case may be) can demonstrate (i) is generally available to or known by the public other than as a result of improper disclosure by a party or (ii) is obtained by a party from a source other than the other party, provided that such source was not bound by a duty of confidentiality with respect to such information which was known by a party. If the Binding Provisions are terminated pursuant to Paragraph J below, each party shall promptly return to the other party any Confidential Information in its possession and remain bound by the terms of the Confidentiality Agreement.

     G. Costs. SELLER and BEAC shall each be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees) incurred in connection with the proposed transaction, including expenses of its Representatives, incurred at any time in connection with pursuing or consummating the proposed transaction.

     H. No Shop. SELLER agrees that, for a period of sixty (60) days from the date of execution of this Letter, SELLER will not, and will not authorize or permit any officer or director of SELLER, or any other person on its behalf to, directly or indirectly, solicit or knowingly facilitate or encourage, or entertain, discuss, negotiate or accept or enter into any offer, inquiry or proposal from or any agreement with any party other than BEAC concerning a possible acquisition, merger or consolidation of SELLER with or into any other entity, a disposition of all or any substantial portion of the business, assets or securities (other than with respect to financing activities with financial parties or as may be required under applicable law) of SELLER or a license or similar agreement by SELLER of any of its technology other than in the ordinary course of business (an “Alternative Transaction”), or provide any confidential information to any party other than BEAC concerning any such Alternative Transaction.

     I. Consents. SELLER and BEAC shall cooperate with each other and proceed, as promptly as is reasonably practicable, to seek to obtain all necessary consents and approvals from lenders, landlords, and other third parties, and to endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the Definitive Agreement.

     J. Termination. The Binding Provisions may be terminated by either SELLER or BEAC upon written notice to the other party provided however, that the termination of the Binding Provisions shall not affect the liability of a party for breach of any of the Binding

Letter of Intent

Provisions prior to the termination. Upon termination of the Binding Provisions, the parties shall have no further obligations hereunder, except as stated in Paragraphs E, F, G and H, which shall survive any such termination.

     K. Governing Law. This Letter shall be governed by and construed in accordance with the internal laws of the Commonwealth of Kentucky, without giving effect to the conflicts of laws provisions thereof.

     Please sign and date this Letter in the space provided below to confirm the mutual nonbinding understandings and binding agreements as set forth in this Letter. This Letter may be executed in counterparts.

ACCEPTED AND ACKNOWLEDGED October   7 , 2008.

Beacon Enterprise Solutions Group, Inc.	PC Universe, Inc.

By: /s/ Bruce W. Widener	By: /s/ Tom Livia
Bruce W. Widener, CEO	Tom Livia, Co-CEO